Exhibit 23.3

Ref.: 1772

January 12, 2011

Penn West Petroleum Ltd.

200, 207 Ninth Avenue SW

Calgary, AB T2P 1K3

Re:	Engineer’s Letter of Consent
Penn	West Petroleum Ltd.

Dear Sirs:

We refer to our report dated February 24, 2010 and effective as of December 31, 2009, evaluating the crude oil, natural gas and natural gas liquids reserves and the net present value of future net revenue attributable to certain of the oil and natural gas properties of Penn West Energy Trust (“Penn West”) effective as at December 31, 2009 (the “Report”). We hereby consent to the use of our firm name and to the inclusion of excerpts from, or incorporations by reference to, our Report in the Registration Statement on Form F-3 of Penn West Petroleum Ltd. to be filed on or about January 12, 2011 under the Securities Act of 1933, as amended.

Sincerely,

SPROULE ASSOCIATES LIMITED

/s/ Robert N. Johnson, P.Eng.

Robert N. Johnson, P.Eng.
Vice-President, Engineering and Director